EXHIBIT 12

                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                               YEARS ENDED DECEMBER 31,
                                                 --------   --------   --------   --------   --------
                                                   1994       1995       1996       1997       1998
                                                 --------   --------   --------   --------   --------
Earnings as Defined in Regulation S-K (A):

Income from Continuing Operations (B)                $667       $627       $588       $560       $644
Income Taxes (C)                                      320        348        297        313        428
Fixed Charges                                         535        549        527        543        577
                                                 --------   --------   --------   --------   --------
Earnings                                           $1,522     $1,524     $1,412     $1,416     $1,649
                                                 ========   ========   ========   ========   ========

Fixed Charges as Defined in Regulation S-K (D)

Total Interest Expense (E)                           $462       $464       $453       $470       $481
Interest Factor in Rentals                             12         12         12         11         11
Subsidiaries' Preferred Securities Dividend
    Requirements                                        2         16         28         44         71
Preferred Stock Dividends                              41         34         22         12          9
Adjustment to Preferred Stock Dividends to
     state on a pre-income tax basis                   18         23         12          6          5
                                                 --------   --------   --------   --------   --------
                                                     $535       $549       $527       $543       $577
                                                 ========   ========   ========   ========   ========

Ratio of Earnings to Fixed Charges                   2.84       2.78       2.68       2.61       2.86
                                                 ========   ========   ========   ========   ========

Notes:

(A) The term "earnings" shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and
      (b) the actual amount of any preferred stock dividend requirements of majority-owned subsidiaries which were included in such fixed charges amount but not deducted in the determination of pretax income.

(B)   Excludes income from discontinued operations.

(C)   Includes State income taxes and Federal income taxes for other incomes.

(D) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for Public Service Enterprise Group Incorporated.

(E)   Excludes interest expense from discontinued operations.